# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Electra Battery Materials Corp, CIK 0001907184
CUSIP: 28474P706
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: SUITE 3200, BAY ADELAIDE CENTRE, 40 TEMPERANCE ST., TORONTO, Ontario Canada (A6), M5H 0B4
Date of event which requires filing of this statement: 09/17/2025
Amends the filing with accession number 0000902664-25-003155
Filed by CIK 0000919185
Persons authorized to receive notices and communications: Kirk Rule, Highbridge Capital Management, LLC, 277 Park Avenue, 23rd Floor, New York, New York (NY), 10172, 212-287-2500; Ele Klein & Adriana Schwartz, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- HIGHBRIDGE CAPITAL MANAGEMENT LLC (CIK 0000919185): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 3,587,438; shared voting power 0; sole dispositive power 3,587,438; shared dispositive power 0; aggregate amount beneficially owned 3,587,438 (9.9% of the class)
  Comment: Includes 1,401,919 Common Shares issuable upon exercise of warrants and 2,184,440 Common Shares issuable upon conversion of convertible notes. As more fully described in Item 5, the reported warrants and convertible notes are subject to 9.9% beneficial ownership blockers and the percentage set forth in row (13) gives effect to such blockers. However, rows (7), (9) and (11) show the number of Common Shares that would be issuable upon the full exercise of the reported warrants and the full conversion of the reported convertible notes. Therefore, the actual number of Common Shares beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (7), (9) and (11).

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Electra Battery Materials Corp
Address of issuer's principal executive offices: SUITE 3200, BAY ADELAIDE CENTRE, 40 TEMPERANCE ST., TORONTO, Ontario Canada (A6), M5H 0B4
Comment: This Amendment No. 2 (the "Amendment") amends and supplements the Schedule 13D filed by the Reporting Person on July 24, 2025 (the "Original Schedule 13D" and, as amended and supplemented by this Amendment, the "Schedule 13D"), with respect to the Common Shares. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Original Schedule 13D is hereby amended and supplemented by including the information set forth in Item 4 of this Amendment.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is amended and supplemented as follows:

Amendment to Transaction Support Agreement

On September 17, 2025, the Consenting Convertible Noteholders and the Issuer entered into Amendment No. 1 to the Transaction Support Agreement (the "TSA Amendment"). Under the TSA Amendment, the Consenting Convertible Noteholders and the Issuer agreed to amend the following terms of the Transactions:

The Equity Exchange will now consist of the exchange by each Consenting Convertible Noteholder of 60% of the aggregate principal amount of Notes beneficially owned or held by such Consenting Convertible Noteholder (the "Equitized Notes"), with each Equitized Note being exchanged for a number of units identical to those being issued in the New Equity Offering equal to (i) the aggregate principal amount of such Equitized Note plus the aggregate amount of all accrued and unpaid interest (including any deferred interest amounts) on such Equitized Note to but excluding October 9, 2025 divided by (ii) US$0.75.

Each Consenting Convertible Noteholder will exchange the remaining 40% of the aggregate principal amount of Notes beneficially owned or held by such Consenting Convertible Noteholder (the "Rolled Notes") for the following: (i) an aggregate principal amount of New Term Loan equal to the sum of (x) the aggregate principal amount of such Rolled Notes, (y) the aggregate amount of all accrued and unpaid interest (including any deferred interest amounts) on such Rolled Notes to but excluding the Transaction Effective Date, and (z) the aggregate amount of all accrued but unpaid interest (including any deferred interest amounts) on the Equitized Notes beneficially owned or held by such Consenting Convertible Noteholder from and including October 9, 2025 to but excluding the Transaction Effective Date, and (ii) a number of Common Shares equal to 12.5% of the sum of (x) the aggregate principal amount of such Rolled Notes and (y) the aggregate amount of all accrued and unpaid interest (including any deferred interest amounts) on such Rolled Notes to but excluding October 9, 2025 divided by US$0.90.

In addition, each of the Consenting Convertible Noteholders have agreed to cancel all of the outstanding warrants previously issued by the Issuer pursuant to that certain Warrant Indenture, dated as of November 27, 2024, by and between the Issuer and TSX Trust Company, or that certain Warrant Indenture, dated as of February 13, 2023, by and between the Issuer and TSX Trust Company.

The foregoing description of the TSA Amendment is a summary only, does not purport to be complete and is qualified in its entirety by reference to the full text of the TSA Amendment (including the exhibits thereto), a copy of which is attached hereto as Exhibit 99.12 and is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Original Schedule 13D is hereby amended and supplemented by including the information set forth in Item 4 of this Amendment.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.12 - Amendment No. 1 to Transaction Support Agreement, dated September 17, 2025 (incorporated by reference to Exhibit 99.2 to the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the SEC on September 18, 2025).

## Signatures
- HIGHBRIDGE CAPITAL MANAGEMENT LLC: /s/ Kirk Rule, Kirk Rule, Executive Director (09/18/2025)